Exhibit 99.1

NEWS RELEASE
TSX.V: GGX
OTCBB: GGXCF
Berlin: AOLGDN
Frankfurt: POZ
January 23, 2012

Global Green Announces Amendment to Distribution Agreement and
Expansion to US Market

Global Green Matrix Corp. (“Global Green” or the “Company”) – TSX Venture: GGX; OTCBB: GGXCCF; Berlin: AOLGDN; Frankfurt: POZ – announced today that it has signed an amendment to the Distribution Agreement  with I-Des Inc. and Dry Vac Services Canada. Inc.("I-Des and Dry Vac") whereby Global Green has obtained additional rights to sell DryVac units in the State of Utah, USA. In consideration of the additional territory, Global Green has paid an additional distributor fee to I-Des and Dry Vac in the amount of $150,000. The entering into of the original Distribution Agreement among the parties was announced on December 23, 2011

“In my discussions with Global Green Matrix,” said Steve Rosenthal of I-DES, Inc. “I have mentioned the significant opportunities for the operation of DryVac units in various locations in the U.S. We have been approached by a number of operators in the State of Utah to provide DryVac units for their sites. Since we believe strongly in the relationship we have established with Global Green, we offered Global Green the distributorship for Utah first, and are pleased that they agreed to expand into this burgeoning market.”

Randy Hayward, President and CEO of Global Green states: “The State of Utah has over the past few years seen significant increases in permit applications for drilling as well as interest in energy related rights-of-way and unconventional energy resources such as oil shale and sands. Utah has a myriad of opportunities for petroleum exploration and development and with GGX now obtaining the rights to sell DryVac Units in Utah we are ready to take advantage of this expanding market.”

About the DryVac Technology

www.dryvacservicescanada.com

The DryVac technology offers significant opportunities in heavy oil, mining, industrial waste water treatment, oil upgrading and SAGD to separate and recover both water and oil from wastes for re-use and sale.  The technology provides companies with previously unavailable sources of revenue while reducing overall energy consumption, carbon emissions and costs associated with waste treatment and handling. Through the use of the DryVac technology, end users in a wide range of industries will not only increase their revenue opportunities through recovery of saleable products but also fulfill environmental cleanup demands at locations across the country.

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001

About Global Green Matrix Corp.

Global Green Matrix provides environmentally sound, economically feasible technologies to convert a wide variety of waste streams into useable products. With projects ranging from the processing of municipal solid waste into energy and the reclamation of oilfield waste and contaminated soil, GGX is at the cutting edge of waste remediation and disposal.

For further information visit our website at www.globalgreenmatrix.com, email at info@globalgreenmatrix.com or contact:

Randy Hayward, President
Global Green Matrix Corp.
Phone: 250-247-8689 or 604-687-8855
Fax: 604-628-5001

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release

This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001